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SEC FILE NUMBER
8-13987

SEC Mail Processing
FEB 28 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Voya Financial Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristin Hultgren	860-580-1798	kristinl.hultgren@voya.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

20 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Voya Financial Advisors, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN O'CONNOR NOTARY PUBLIC CONNECTICUT My Commission Expires 02-28-2027

Notary Public

Signature:

Title: Financial Operations Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Voya Financial Advisors, Inc.
Year ended December 31, 2022
with Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to Rule 17a-5(e)(3))

Voya Financial Advisors, Inc.
Financial Statements and Supplemental Information
Year ended December 31, 2022

Contents

1402-1204782

EY
Building a better
working world

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of
Voya Financial Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Voya Financial Advisors, Inc. (the Company) as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under

the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2001.

Hartford, CT
February 27, 2023

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	48,368,684
Securities owned, at fair value		727,502
Commissions and concessions receivable		1,978,783
Accounts receivable, net of allowance of $2,655,924		3,453,037
Prepaid expenses		3,268,483
Receivables from affiliates, including $156,272 receivable under tax sharing agreement		4,514,966
Notes receivable, net of allowance of $133,944		703,204
Deferred tax asset, net of valuation allowance of $648,417		9,224,558
Other assets		2,897,391
Total assets		75,136,608
Liabilities and stockholder's equity		
Liabilities:		
Commissions and concessions payable		5,760,748
Accounts payable and other accrued liabilities		2,320,594
Payable to affiliates		4,906,758
Other liabilities		867,549
Total liabilities		13,855,649
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 issued and outstanding)		15,000
Additional paid-in capital		74,471,647
Accumulated Deficit		(13,205,688)
Total stockholder's equity		61,280,959
Total liabilities and stockholder's equity	$	75,136,608

The accompanying notes are an integral part of these financial statements.
Confidential pursuant to Rule 17a-5(e)(3)

Voya Financial Advisors, Inc.
Statement of Operations
Year ended December 31, 2022

Revenues:		
Commission revenue	$	84,326,774
Investment advisory fees and services		36,748,851
Revenues from sales of investment company shares		24,184,117
Fee revenue		5,042,122
Interest income		7,128,507
Other revenue		456,285
Total revenues		157,886,656
Expenses:		
Commission expense		109,769,816
Salaries and employee benefits		21,933,931
Communication and data processing		9,577,118
Occupancy		655,241
Floor brokerage, exchange and clearance fees		3,107,491
Other expense		20,166,590
Total expenses		165,210,187
Loss before taxes from continuing operations		(7,323,531)
Income tax benefit:		
Current		(3,969,884)
Deferred		(434,352)
Income tax benefit :		(4,404,236)
Net loss from continuing operations		(2,919,295)
Discontinued operations (Note 9):		
Total revenue		2,496,693
Commission expense		2,496,693
Net income from discontinued operations		—
Net loss	**$**	**(2,919,295)**

The accompanying notes are an integral part of these financial statements.

Confidential pursuant to Rule 17a-5(e)(3)

Voya Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2022	$ 15,000	$ 74,471,647	$ (10,286,393)	$ 64,200,254
Net loss	—	—	(2,919,295)	(2,919,295)
Balance at December 31, 2022	$ 15,000	$ 74,471,647	$ (13,205,688)	$ 61,280,959

The accompanying notes are an integral part of these financial statements.
Confidential pursuant to Rule 17a-5(e)(3)

Voya Financial Advisors, Inc.
Statement of Cash Flows
Year ended December 31, 2022

Cash flows from operating activities		
Income (loss) from continuing operations, net of tax	$	(2,919,295)
Income (loss) from discontinued operations, net of tax		—
Net Income		(2,919,295)
Changes in operating assets and liabilities:		
Deferred tax asset		(434,352)
Securities owned, at fair value		540,476
Commissions and concessions receivable		757,529
Accounts receivable		(1,223,314)
Prepaid expenses		(2,382,111)
Receivable from affiliates		5,046,794
Notes receivable		132,453
Other assets		(1,686,732)
Securities sold, not yet purchased, at fair value		(80)
Commissions and concessions payable		(1,360,485)
Accounts payable and other accrued liabilities		(8,322,400)
Payable to affiliates		(1,466,152)
Deferred compensation plans accrued liabilities		(1,987,019)
Other liabilities		(1,038,276)
Net cash used in operating activities - continuing operations		(16,342,964)
Net cash used in operating activities - discontinued operations		—
Net cash used in operating activities		(16,342,964)
Net decrease in cash		(16,342,964)
Cash at beginning of the year		64,711,648
Cash at end of the year	$	48,368,684
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Income taxes	$	(4,272,855)

The accompanying notes are an integral part of these financial statements.
Confidential pursuant to Rule 17a-5(e)(3)

1. Nature of Business and Ownership

Voya Financial Advisors, Inc. (the "Company") is an indirect, wholly-owned subsidiary of Voya Holdings Inc. ("Parent"), and ultimately of Voya Financial, Inc. ("Voya"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as a Registered Investment Adviser pursuant to the Investment Adviser's Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer.

The Company is a fully disclosed broker-dealer and clears all brokerage securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from SEC Rule 15c3-3.

On June 9, 2021, the Company completed the sale of the Independent Financial Planning Channel ("FPC") of the Company to Cetera Financial Group, Inc. ("Cetera"). Accordingly, FPC has now been reclassified as Discontinued Operations. See Note 9 to the financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at fair value with net realized and unrealized gains and losses, determined using the specific identification method, recognized in earnings.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Management estimates the credit loss allowance for accounts receivable using a factor based method of probability of default which incorporates relevant information from internal sources relating to past events. Included in the factor based method are the terminations of registered representatives and any collections after termination.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

Notes receivable are reported in the Statement of Financial Condition at net realizable value. Management estimates the credit loss allowance for promissory notes using a factor-based method of probability of default and loss given default which incorporates relevant available information from internal sources relating to past events. Included in the factor-based method are the value of new loans issued, terminations of registered representatives, and any recoveries after default.

The allowance for credit losses is a valuation account that is deducted from the notes receivable balance to present the net realizable value. The change in allowance for credit losses is reported in Other expenses on the Statement of Operations. There was an $133,944 allowance for bad debt relating to these loan agreements as of December 31, 2022.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/ from Voya for the current year, (b) the provision for income taxes and (c) the deferred income tax assets and liabilities.

The provision for income taxes is based on income and expense reported in the financial statements after adjustments for permanent differences between our financial statements and consolidated federal income tax return. Permanent differences include the dividends received deduction. As a result of permanent differences, the effective tax rate reflected in the financial statements may be different than the actual rate in the income tax return.

Temporary differences between our financial statements and income tax return create deferred tax assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company's deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including the nature and character of the deferred tax assets and liabilities, the amount and character of book income or losses in recent years, projected future taxable income and future reversals of temporary differences, tax planning strategies the Company would employ to avoid a tax benefit from expiring unused, and the length of time carryforwards can be utilized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, the Company measures the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions earned but not yet received on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect the compensation to be paid to agents for products sold and advisory services.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties.

Investment Advisory Fees and Services
The Company provides investment advisory services on a daily basis. For advisory services, the Company recognizes revenue as services are provided, generally over time. In addition, the Company may arrange for sub-advisory services for a customer under certain contracts. Revenue is recognized when the Company has satisfied a performance obligation by transferring control of a service to a customer. Contract terms are typically less than one year, and consideration is generally variable and due as services are rendered.

Commissions, and Revenue from the Sales of Investment Company Shares
Commissions, and revenue from the sale of investment company shares represent revenue earned by the Company upon transactions in non-investment company shares, or the sale of an investment company share or insurance product. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Fee Revenue
Fee Revenue represents revenue earned from various sponsors whereby the Company provides marketing services and other opportunities to promote the sale of sponsor's products to its customers. The Company provides these services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable.

Revenue is disaggregated by type of service in the following table and represents approximately 95.2% of total revenue for the year ended December 31, 2022. For the year ended December 31, 2022, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods.

		Year Ended December 31, 2022
Service Line		
Investment Advisory Fees and Services	$	36,748,851
Commission Revenue		84,326,774
Revenue from Sale of Investment Company Shares		24,184,117
Fee Revenue		5,042,122
Total Revenue from Contracts with Customers	$	150,301,864

Receivables of $1,930,709, $4,358,677, and $281,575 are included in Commissions and concessions receivable, Receivables from affiliates, and Accounts receivable, respectively, on the Statement of Financial Condition.

Contract Costs Associated with Certain Contracts

Contract cost assets represent costs incurred to obtain or fulfill a contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

The Company defers variable compensation paid to the Company's registered representatives as a result of obtaining certain contracts. The Company expenses as incurred deferrable contract costs for which the amortization period would be one year or less (based on the U.S. GAAP practical expedient) and other contract-related costs. The Company periodically reviews contract cost assets for impairment. Capitalized contract costs are included in Other assets on the Statement of Financial Condition, and costs expensed as incurred are included in Salaries and employee benefits in the Statements of Operations.

As of December 31, 2022, contract cost assets were $452,285. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically is 5 years. This method is consistent with the transfer of services to which the assets relate. For the year ended December 31, 2022, amortization expense of $434,089 was recorded in Salaries and employee benefits in the Statement of Operations. There was no impairment loss in relation to the contract costs capitalized.

Interest income on FDIC insured sweep program administered by Pershing, LLC ("Pershing") is recorded when earned.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Adoption of New Accounting Pronouncements

The Company did not adopt any new accounting standards in 2022 that had a material impact to the Financial Statements.

Subsequent Events

Events occurring subsequent to the date of the Financial Statements were evaluated through February 27, 2023, the date the Financial Statements were issued.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be an additional $9,224,558 income tax expense. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income.

Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Income tax expense (benefit) consists of the following for the year ended December 31, 2022:

Current:		
Federal	$	(318,989)
State		(3,650,895)
		(3,969,884)
Deferred:		
Federal		(420,776)
State		(13,576)
		(434,352)
Total income tax benefit	$	(4,404,236)

Variations from the federal statutory rate are as follows for the year ended December 31, 2022:

Expected federal income tax expense (benefit) at statutory rate of 21%	$	(1,537,942)
Dividends received deduction		7,637
State income tax benefit, net of federal expense		(2,897,782)
Non-deductible expenses		1,695
Other		22,156
Income tax benefit	$	(4,404,236)

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2022 are as follows:

Deferred tax assets:		
Federal loss carryforwards	$	7,541,281
Compensation and benefits		645,082
State deferred tax assets		998,288
Other		688,324
Total gross deferred tax assets before valuation allowance		9,872,975
Less: valuation allowance		648,417
Deferred tax assets, net of valuation allowance	$	9,224,558

The following table sets forth the federal and state loss carryforwards for tax purposes as of December 31, 2022:

Federal net operating loss carryforward	$	35,910,862 (1)
State net operating loss carryforward		11,985,490 (2)

(1) $13,524,370 not subject to expiration. $22,386,492 expires between 2035 and 2036.
(2) $129,156 not subject to expiration.

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes that it is more likely than not that the benefit from

unitary state net operating losses will not be realized. Accordingly, a valuation allowance of $648,417 has been provided on the deferred tax assets relating to the unitary state net operating losses.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Tax Regulatory Matters

For the tax years 2020 through 2022, the Company participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. For the 2020 tax year, the Company was in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS did not conduct any review or provide any letters of assurance for that tax year.

Tax Legislative Matters

In August 2022, the Inflation Reduction Act ("IRA of 2022") was signed into law creating the corporate alternative minimum tax ("CAMT"). The IRS has only issued limited guidance on the CAMT, and uncertainty remains regarding the application of and potential adjustments to the CAMT. The Company is uncertain as to whether it will qualify for the CAMT and will continue to evaluate the applicability as more guidance is provided.

4. Related-Party Transactions

Operating expenses of the Company are incurred pursuant to an expense sharing agreement with affiliates. During the year ended December 31, 2022, the Company reported expenses of $21,435,541, $9,577,118, $655,241, $3,107,491, and $20,007,279 which is included in Salaries and employee benefits, Communication and data processing, Occupancy, Floor brokerage, exchange and clearance fees, and Other expense, respectively, in the Statement of Operations.

Receivables and payables with Voya Financial, Inc. and affiliated entities are settled at least quarterly in cash.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of Voya.

Effective January 1, 2012, the Company and Voya Investment Management LLC ("VIM"), an affiliate of the Company, entered into an agreement where VIM and/or its subsidiaries agree to pay the Company on average net assets invested in VIM Funds by the Company's clients. For the year ended December 31, 2022, the Company earned $1,022,074 from VIM pursuant to this agreement which is reported in Fee revenue in the Statement of Operations.

The Company entered into perpetual marketing allowance agreements on June 1, 2018 with Voya Retirement Insurance and Annuity Company ("VRIAC"), an affiliate of the Company. Under the agreements, the Company provides VRIAC with the opportunity to market its products by participating in national conferences, sales and annual meetings where VRIAC is given the opportunity to educate and train the Company's registered representatives about VRIAC products. To compensate the Company for providing these enhanced marketing and training opportunities, VRIAC has agreed to make payments to the Company based on product sales and assets. For the year ended December 31, 2022, the Company earned $750,000 from VRIAC pursuant to these agreements which is reported in Fee revenue in the Statement of Operations.

The Company sells variable life and annuity products and mutual funds issued by VRIAC and ReliaStar Life Insurance Company ("RLIC"), affiliates of the Company. The Company further facilitates payment of commissions from VRIAC and RLIC directly to its registered representatives. For the year ended December 31, 2022, Company earned revenue of $60,813,051 and $11,829,387 included in Commission revenue and Revenues from sales of investment company shares, respectively, in the Statement of Operations.

The Company distributes Voya mutual funds which are underwritten by Voya Investments Distributor, LLC, an affiliate of the Company. Revenue earned by the Company for distribution of the mutual funds was $685,489 for the year ended December 31, 2022 and is reported in Revenues from sales of investment company shares in the Statement of Operations.

5. Employee Benefits

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had separate employee benefit plans in 2022 and relied on its affiliated companies to cover all eligible employees. All

benefits paid by affiliates are charged back to the Company for reimbursement. Employee benefit plan expenses incurred by the Company related to these plans included in the Statement of Operations as Salaries and employee benefits were $1,411,524 for the year ended December 31, 2022.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2022, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations,

rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair Value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset, either directly or indirectly.
- Level 3 are unobservable inputs for the asset and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Bonds	$ 1	$ —	$ —	$ 1
REITS	277,852	—	—	277,852

The Company assumed the ownership of certain REITS as a result of legal settlements. The REITS, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company.

REITS are comprised of two assets that are measured at fair value using NAV per share as a practical expedient and have not been classified in the fair value hierarchy. Franklin BSP Lending Corporation has a balance of $425,015 and NorthStar Healthcare has a balance of $24,634. Franklin BSP Lending Corporation provides financing solutions to a variety of industries. NorthStar Healthcare invests in a diversified portfolio of healthcare real estate.

REIT positions held by the Company are excluded from the Company's net capital.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2022, the Company had net capital of $37,614,108, which was $37,364,108 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2022.

9. Discontinued Operations

On June 9, 2021, the Company completed the sale of FPC to Cetera. Accordingly, FPC has been reclassified as discontinued operations. In connection with the Transaction, the Company transferred more than 800 independent financial professional serving retail customers to Cetera, while retaining approximately 500 field and phone-based financial professionals who support Voya's Wealth Solutions business.

The Company had continuing involvement with FPC through September 6, 2022 as the Company remained the broker of record for certain product sponsors that had not yet updated their records to reflect Cetera as the broker of record. Any products sold by FPC agents for which the Company remained the broker of record were recognized by the Company in revenue with an equal offsetting expense. The cash inflow and outflow as a result of the continuing involvement with FPC through September 6, 2022 was $2,496,693 and $2,496,693, respectively. These amounts are included within the Company's net income from discontinued operations.

Supplemental Information

Voya Financial Advisors, Inc.

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2022 **Schedule I**

Net capital				
Total stockholder's equity			$	61,280,959
Non-allowable assets and deductions and charges:				
Non-allowable assets:				
Commissions and concessions receivable	$	946,618		
Accounts receivable, net of allowance of $2,655,924		1,481,635		
Prepaid expenses		3,268,483		
Receivable from affiliates		4,514,966		
Notes receivable, net of allowance of $133,944		703,204		
Deferred tax asset, net of valuation allowance of $648,417		9,224,558		
Other assets		2,796,761		
Total non-allowable assets				22,936,225
Other deductions:				
Customer unsecured debits		3,125		
Total other deductions				3,125
Total non-allowable assets and deductions and charges				22,939,350
Net capital before haircuts				38,341,609
Haircuts:				
Other securities		727,501		
Total haircuts				727,501
Net capital			$	37,614,108
Computation of alternative net capital requirement				
Minimum net capital requirement (greater of $250,000 or 2% of aggregate debit items as shown in the reserve requirement computation)			$	250,000
Net capital requirement				
Excess net capital			$	37,364,108
Net capital in excess of 120% of minimum net capital requirement			$	37,314,108

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Part IIA of Form X-17A-5 as of December 31, 2022 filed on January 26, 2023.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) of that Rule and reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(ii) of that Rule and reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Voya Financial Advisors, Inc.

We have reviewed management's statements, included in the accompanying Voya Financial Advisors, Inc.'s Exemption Report, in which Voya Financial Advisors, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(2)(ii) (the "exemption provisions")

(2) The Company met the identified exemption provision(s) of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022, except as described in its Exemption Report.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2022 except as described in its Exemption Report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and

pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Hartford, CT
February 27, 2023

Voya Financial Advisors, Inc.'s Exemption Report

Voya Financial Advisors Inc, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (k)(2)(ii) and,

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended except as described below, and

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below:

Month	Nature of Exception	Footnote 74 Exceptions	(k)(2)(ii) Exceptions	Reason for Delay
January	Check not promptly forwarded	1	1	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
February	Check not promptly forwarded	2	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
March	Check not promptly forwarded	4	1	Field did not promptly forward to home office or vendor

	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
April	Check not promptly forwarded	5	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
May	Check not promptly forwarded	7	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
June	Check not promptly forwarded	3	2	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
July	Check not promptly forwarded	4	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
August	Check not promptly forwarded	2	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
September	Check not promptly forwarded	3	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
October	Check not promptly forwarded	3	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
November	Check not promptly forwarded	1	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day
December	Check not promptly forwarded	9	—	Field did not promptly forward to home office or vendor
	Check not promptly forwarded	—	—	Home office suitability review and/or arrived late in day

I, Kristin Hultgren, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Chief Financial Officer, Voya Financial Advisors, Inc.

February 27, 2023